Bridgestone and Continental to Join Forces to Develop Advanced Tire-Pressure Monitoring System for Commercial Vehicles

System promises to increase safety and reduce vehicle maintenance costs

Hannover/Tokyo, September 22, 2004. Bridgestone Corporation, Tokyo, and Continental AG, Hannover, are to join forces to develop an advanced tire-pressure monitoring system for commercial vehicles. The two companies aim to begin mass-producing the system in 2007. "We want to set a worldwide standard", said Dr. Hans-Joachim Nikolin, board member responsible for the Commercial Vehicle Tires division at Continental, on Wednesday (September 22) during the IAA International Commercial Vehicles Show in Hannover.

Tire-pressure monitoring systems could help enhance safety and lower vehicle maintenance costs by alerting drivers to improper air pressure in tires. Improper air pressure accelerates tire wear and can cause tires to fail. The pressure-monitoring technology that Bridgestone and Continental will develop together centers on a batteryless module for installation on the inside surface of tires. That sensor will detect air pressure and temperature, and it will contain a readable and writable ID tag. Wheel arch modules will pick up the measurements and, at the same time, supply energy to the tire module.

The two companies will also develop peripheral technologies to enable drivers and maintenance personnel to monitor the sensor readings. In the future, truck drivers will receive early warning of any loss in tire pressure, thus helping to prevent tire blowouts and to reduce the danger of an accident. Optimum tire pressure at all times also cuts fuel expenses.

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Bridgestone and Continental are both leaders in advanced tire technologies and they will subsequently demonstrate the system for global customers to call attention to its technological advantages and to cultivate demand. "Within the Continental organization the project will involve not only the Commercial Vehicle Tires division but also the Continental Automotive Systems division which already has experience in developing similar systems for car tires", Dr. Nikolin said.

"We view this equal-rights development partnership between two highly innovative tire makers and automotive suppliers as an ideal basis for providing a worldwide standard ensuring even more safety and efficiency in the use of commercial vehicle tires", said Mr. Hiroshi Yamaguchi, Vice President & Officer, Brand Management & Product Planning at Bridgestone Corp. in a statement.

The Continental Corporation is a leading supplier of brake systems, chassis components, vehicle electronics, tires and technical elastomers. In 2003 the corporation realized sales of EUR11.5bn. At present it has a worldwide workforce of nearly 73,000.

Hannes Boekhoff
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Continental's shares profited noticeably from return to DAX

Automotive parts supplier comes to a positive assessment on first anniversary: Interest amongst international investors continues to grow - Trading volume has risen - Forecast for 2004 confirmed

Hannover/Frankfurt, September 22, 2004. One year after returning to the DAX, Continental AG has come to a positive assessment of its membership in the top segment of the German stock market. "The company has profited noticeably from its return to the DAX ," said the chairman of the Continental Executive Board Manfred Wennemer on Wednesday at the IAA Commercial Vehicle Show in Hannover.

"In addition to our key financial indicators, the fact that European and US investors have become more aware of Continental's successful business model has undoubtedly contributed to the rise in the share price by more than 80 percent since September 22, 2003. This has been confirmed by the substantial increase in demand from internationally renowned investors with medium- and long-term investment strategies following our talks with them," explains Wennemer. "In view of this interest, Dr. Alan Hippe, our Executive Board member responsible for finance, and his team have once again stepped up the number of talks with investors, perspective investors and of course also analysts compared with last year," he emphasized.

Wennemer pointed out that Continental has edged its way up to the 19th place on the stock market with a market capitalization of more than €5.6 billion at the end of August. With a trading volume of more than €8.6 billion from the first part of September 2003 to the end of August 2004, the Continental share is one of the 25 most highly-traded German stocks.

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"We assume that the interest in our company will continue in view of the growth strategy based upon sustainable creation of value," said the chairman of the Continental Executive Board. He cited a few examples, such as the planned takeover of Phoenix, for which a decision is expected from the EU commission in October, as well as the projected entry into the Chinese tire market. The day before, the international automotive supplier had announced the signing of a memorandum of understanding with Qingdao Doublestar Tire Industrial Co., Ltd, Qingdao, expressing both companies' intention to found a joint venture in spring 2005.

Wennemer reaffirmed the forecast that, in the current business year 2004 Continental would outperform its previous year's operating result - despite the charge due to the restructuring at its Mayfield passenger tire plant in the US: "The figures from July and August confirm that we are on the way to reaching our goal despite the fact that the global automotive economy continues to have its ups and downs".

The Continental Corporation is a leading supplier of brake systems, chassis components, vehicle electronics, tires and technical elastomers. In 2003 the corporation realized sales of €11.5 billion. At present it has a worldwide workforce of about 73,000.

Dr. Heimo Prokop
Director Corporate Communications
Ph.: +49 (0)511 938-1485
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E-Mail: prkonzern@conti.de

Hannes Boekhoff
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Continental AG facing important step in China's tire market

Memorandum of Understanding with Chinese manufacturer Doublestar signed

Qingdao/Hannover, September 21, 2004. Continental AG, Hannover, has reached an important stage in its development of the booming Chinese tire market. The international automotive parts supplier signed a memorandum of understanding with Qingdao Doublestar Tire Industrial Co., Ltd, Qingdao/China, expressing both companies' intention to found a joint venture in the spring of 2005.

"We have found Doublestar to be a company with a very good position in the market, and are confident that an alliance can be created that is profitable for both parties," according to Dr. Hans-Joachim Nikolin, Continental Board Member who is responsible for the project. "We are full of confidence about the co-operation with Continental and we are sure that this will lead to a common success", Ms. Song Xin, Board Member of Doublestar Group and responsible for the project said.

Continental would intend to hold a majority interest in the envisaged "Continental Doublestar Co. Ltd". Current plans would expand the tire production capacity at the Qingdao location. In addition, the construction of a new plant for passenger and light truck tires is planned.

The Continental Corporation is a leading supplier of brake systems, chassis components, vehicle electronics, tires and technical elastomers. In 2003 the corporation realized sales of €11.5 billion. At present it has a worldwide workforce of about 73,000.

Qingdao Doublestar Tire Industrial Co., Ltd is a leading company in the Chinese tire industry and has a huge distribution network both in China and abroad. Its products have been awarded "National Famous Products" by the AQSIQ of China. "Doublestar" is a "National Famous Brand" and has a big influence in the Chinese market.

Hannes Boekhoff
Head of Press
Ph: +49 (0)511 938-1278, Fax: -1055
E-Mail: prkonzern@conti.de

Corporate Image and Video Library: www.conti-online.com

Continental
Aktiengesellschaft
Corporate Communications

Vahrenwalder Straße 9
D-30165 Hannover
P.O. Box 1 69
D-30001 Hannover

Phone +49 (0)511 938-1278
+49 (0)511 938-1146
+49 (0)511 938-1485
Fax: +49 (0)511 938-1055

www.conti-online.com
prkonzern@conti.de